FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander Chile

TABLE OF CONTENTS

Exhibit

99.1	Free English translation of proposed amendments to the bylaws of the Registrant that will be voted on by the shareholders at the Extraordinary Shareholders’ Meeting (Junta Extraordinaria de Accionistas) convened for January 9, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile
Date:	December 29, 2016	By:	/s/ Edgardo Urbano
			Name:	Edgardo Urbano
			Title:	Legal Counsel